                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ______________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. __)/1/

                              Berger Holdings, Ltd.
                  ---------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   084037 40 7
                  ---------------------------------------------
                                 (CUSIP Number)

                     Wolf, Block, Schorr and Solis-Cohen LLP
                             Attn: Jason M. Shargel
                          1650 Arch Street, 22nd Floor
              Philadelphia, Pennsylvania 19103-2097, (215) 977-2000
          -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                March 29, 2001**
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

        ** Represents the date the executrix of the decedent's estate was qualified under local law to perform her duties.

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                              (Page 1 of 16 Pages)

___________________
    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
CUSIP NO. 084037 40 7                                       Page 2 of 16 Pages
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jon M. Kraut, D.M.D.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            109,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             369,476
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             109,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          369,476
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      478,976**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

** Includes options to purchase 125,000 shares of Common Stock. Excludes options to purchase 15,000 shares of Common Stock held solely by the reporting person which vest on December 31, 2002.

------------------------------------------------------------------------------
CUSIP NO. 084037 40 7                                       Page 3 of 16 Pages
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bruce Kraut, M.D.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            7,796
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             369,476
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,796
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          369,476
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      377,272**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes options to purchase 115,000 shares of Common Stock.

--------------------------------------------------------------------------------
CUSIP NO.  084037 40 7                                       Page 4 of 16 Pages
--------------------------------------------------------------------------------

      NAME OF REPORTING PERSON:
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard J. Cohen, Esq.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             369,476
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          369,476
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      369,476**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes options to purchase 115,000 shares of Common Stock.

--------------------------------------------------------------------------------
CUSIP No.  084037 40 7                                       Page 5 of 16 Pages
--------------------------------------------------------------------------------

      NAME OF REPORTING PERSON:
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Elinor A. Kraut
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            459,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             459,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      459,000**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

**Includes options to purchase 115,000 shares of Common Stock. Also includes 77,957 shares of Common Stock held in an individual retirement account for the reporting person.

-------------------------------------------------------------------------------
CUSIP No.  084037 40 7                                       Page 6 of 16 Page
-------------------------------------------------------------------------------

      NAME OF REPORTING PERSON:
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Estate of Irving Kraut
      52-7168425
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New Jersey
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            369,476
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             369,476
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      369,476**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Includes options to purchase 115,000 shares of Common Stock.

------------------------------------------------------------------------------
CUSIP No. 084037 40 7                                       Page 7 of 16 Pages
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Irving Kraut Family Trust                 52-7168426
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New Jersey
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             200,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          200,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      200,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------------------------------------------------
CUSIP No. 084037 40 7                                       Page 8 of 16 Pages
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON:
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Irving Kraut Q-TIP Trust                 52-7168427
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New Jersey
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             169,476
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          169,476
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      169,476**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes options to purchase 115,000 shares of Common Stock.

------------------------------------------------------------------------------
CUSIP No. 084037 40 7                                       Page 9 of 16 Pages
------------------------------------------------------------------------------

Item 1.    Security and Issuer

         This Schedule 13D is filed in connection with the beneficial ownership of the $.01 par value Common Stock (the "Common Stock") of Berger Holdings, Ltd., a Pennsylvania corporation (the "Issuer"). The address of the principal executive office of the Issuer is 805 Pennsylvania Boulevard, Feasterville, Pennsylvania 19053.

Item 2.    Identity and Background

         (a)      Name of persons filing:

                  This statement is filed by:

                  (1) Jon M. Kraut, D.M.D. with respect to the shares, and options to purchase shares, of Common Stock owned directly by him and those shares beneficially owned by (A) the Irving Kraut Family Trust (the "Family Trust"), of which Dr. Jon Kraut is co-trustee, and (B) the Irving Kraut Q-TIP Trust (the "QTIP Trust," and together with the Family Trust, the "Trusts"), of which Dr. Jon Kraut is a co-trustee;

                  (2) Bruce Kraut, M.D. with respect to the shares of Common Stock owned directly by him and those shares beneficially owned by (A) the Family Trust, of which Dr. Bruce Kraut is co-trustee and (B) the QTIP Trust, of which Dr. Bruce Kraut is a co-trustee;

                  (3) Richard Cohen, Esq. with respect to the shares of Common Stock beneficially owned by (A) the Family Trust, of which Mr. Cohen is a co-trustee and (B) the QTIP Trust, of which Mr. Cohen is co-trustee;

                  (4) the Family Trust with respect to the shares of Common Stock owned directly by it;

                  (5) the QTIP Trust with respect to the shares of Common Stock owned directly by it;

                  (6) the Estate of Irving Kraut (the "Estate") with respect to the shares of Common Stock owned directly by it prior to funding of the Trusts; and

                  (7) Elinor A. Kraut with respect to the shares of Common Stock beneficially owned by her and the shares beneficially owned by the Estate, of which Mrs. Kraut is sole executrix, prior to the funding of the Trusts.

                  The foregoing persons are sometimes hereinafter collectively referred to as the "Reporting Persons."

         (b)      Business address:

                  The principal business address of the each of the Trusts of is 740 River Road, Trenton, NJ 08628.

-------------------------------------------------------------------------------
CUSIP No. 084037 40 7                                       Page 10 of 16 Pages
-------------------------------------------------------------------------------

                  The principal business address Dr. Jon Kraut is The Atrium, Suite #12, Newtown-Yardley Road and Terry Drive, Newtown, PA 18940.

                  The principal business address of Dr. Bruce Kraut is c/o Pediatrics Associates, 2725 Southeast Maricamp Road, Ocala, FL 34471.

                  The principal business address of Mr. Cohen is 1864 Route 70 East, Cherry Hill, NJ 08003.

                  The principal business address of Mrs. Kraut and the Estate is 740 River Road, Trenton, NJ 08628.

         (c)      Principal occupation or employment:

                  Dr. Jon Kraut is presently a practicing orthodontist and is self-employed through his practice located at The Atrium, Suite #12, Newtown-Yardley Road and Terry Drive, Newtown, PA 18940. He is also a director of the Issuer.

                  Dr. Bruce Kraut is presently a practicing pediatric physician and is self-employed through his practice located at Pediatrics Associates, 2725 Southeast Maricamp Road, Ocala, FL 34471.

                  Mr. Cohen is presently a practicing attorney. He is a sole practitioner with a law practice located at 1864 Route 70 East, Cherry Hill, NJ 08003.

                  Mrs. Kraut is not presently employed.

         (d) None of the Reporting Persons has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         (e) None of the Reporting Persons has been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:

                  Drs. Jon and Bruce Kraut, Mr. Cohen and Mrs. Kraut are all citizens of the United States of America. The Trusts and the Estate are all entities existing under the laws of the State of New Jersey.

Item 3.    Source and Amount of Funds or Other Consideration

         The Estate was created upon the death of Dr. Irving Kraut, the husband of Mrs. Kraut and the father of Drs. Jon and Bruce Kraut, on February 24, 2001, and thereby became the holder of the 369,476 shares of Common Stock held by Dr. Irving Kraut for no consideration. Mrs. Kraut was appointed as the sole executrix of the Estate in accordance with the Last Will and Testament

-------------------------------------------------------------------------------
CUSIP No. 084037 40 7                                       Page 11 of 16 Pages
-------------------------------------------------------------------------------

of Irving Kraut (the "Will"), and she became the beneficial owner of those shares on the date she was qualified under local law to perform her duties, March 29, 2001.

         The Trusts were created under the Will and funded in part by the shares of Common Stock held the Estate. On September 14, 2001, 200,000 shares of Common Stock were transferred to the Family Trust, and 54,476 shares of Common Stock and options to purchase an aggregate of 115,000 shares of Common Stock were transferred to the QTIP Trust, in each case for no consideration. The options held by the Estate and transferred to the Family Trust are fully vested, and have varying exercise prices ranging from $1.50 to $3.50 and expiration dates between 2004 to 2010. The Will appointed Drs. Jon and Bruce Kraut and Mr. Cohen as co-trustees of each of the Trusts.

         Mr. Cohen owns no other securities of the Issuer other than as described herein.

         Dr. Jon Kraut directly owns 99,500 shares of Common Stock in addition to the shares held by the Trust, which he purchased with his personal funds. Pursuant to his being a director of the Issuer since January 13, 2001, the Issuer made a grant of options to purchase shares of Common Stock as incentive compensation. On March 14, 2001, the Issuer granted to him, pursuant to its 1996 Stock Incentive Plan, options to purchase 25,000 shares of Common Stock at an exercise price of $2.00 per share, which options vest on December 31, 2001 as to 10,000 shares and on December 31, 2002 with respect to 15,000 shares. No consideration (other than his continued services as a director) was paid by Dr. Jon Kraut to the Issuer for the grant of options. Upon exercise of any options, from time to time, Dr. Jon Kraut may use his personal funds or borrowed funds from either the Issuer or a financial institution for the purchase of shares of Common Stock.

         Dr. Bruce Kraut directly owns 7,796 shares of Common Stock in addition to the shares held by the Trusts, which he purchased with his personal funds.

         Mrs. Kraut directly owns 89,524 shares of Common Stock in addition to the shares held by the Trusts, of which 11,567 were purchased with her personal funds and 77,957 were transferred for no consideration to the Elinor Kraut IRA R/L, Raymond James & Associates Incorporated as custodian (the "IRA") in accordance with the terms of the pension and profit sharing plans for the benefit of Dr. Irving Kraut in which those shares were held during his lifetime.

Item 4.    Purpose of Transaction

         The shares were acquired by the Estate under the laws of descent and distribution and passed to the Trusts by the Will and to be held for investment purposes. Drs. Jon and Bruce Kraut and Mrs. Kraut acquired the securities of the Issuer held directly by them for investment purposes also. Each of the Reporting Persons intends to continually review the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Based on an evaluation of these and other similar considerations, the Reporting Persons will determine what course of action to take, including without limitation, acquisitions of additional securities of the Issuer or dispositions of securities of the Issuer.

--------------------------------------------------------------------------------
CUSIP No. 084037 40 7                                        Page 12 of 16 Pages
--------------------------------------------------------------------------------

         Except as described above, at the present time, none of the Reporting Persons has any specific plans or proposals that relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer:

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or an any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

         (a) The interests in the Common Stock described herein are as follows:

             (1) Dr. Jon Kraut is the beneficial owner of an aggregate of 478,976 shares of Common Stock, which comprises 9.2% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1). Personally and in his capacity as co-trustee, Dr. Jon Kraut beneficially owns (A) 200,000 shares of Common Stock held by the Family Trust, (B) 54,476 shares, and immediately exercisable options to purchase 115,000 shares, of Common Stock held by the QTIP Trust, and
         (C) 99,500 shares, and options to purchase 10,000 shares, of Common Stock held directly by Dr. Jon Kraut. Dr. Jon Kraut has also been granted options to purchase 15,000 shares of Common Stock which vest more than 60 days from the date hereof. Dr. Jon Kraut disclaims beneficial ownership of the shares held by the Trusts.

--------------------------------------------------------------------------------
CUSIP No.084037 40 7                                        Pages 13 of 16 Pages
--------------------------------------------------------------------------------

                  (2) Dr. Bruce Kraut is the beneficial owner of an aggregate of 377,272 shares of Common Stock, which comprises 7.3% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1). Personally and in his capacity as co-trustee, Dr. Bruce Kraut beneficially owns (A) 200,000 shares of Common Stock held by the Family Trust, (B) 54,476 shares, and immediately exercisable options to purchase 115,000 shares, of Common Stock held by the QTIP Trust, and
         (C) 7,796 shares of Common Stock held directly by Dr. Bruce Kraut. Dr. Bruce Kraut disclaims beneficial ownership of the shares held by the Trusts.

                  (3) Mr. Cohen is the beneficial owner of an aggregate of 369,476 shares of Common Stock, which comprises 7.1% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1). In his capacity as co-trustee, Mr. Cohen beneficially owns
         (A) 200,000 shares of Common Stock held by the Family Trust, and (B) 54,476 shares, and immediately exercisable options to purchase 115,000 shares, of Common Stock held by the QTIP Trust. Mr. Cohen disclaims beneficial ownership of the shares held by the Trusts.

                  (4) Prior to the funding of the Trusts, Mrs. Kraut was the beneficial owner of an aggregate of 459,000 shares of Common Stock, comprising 8.8% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1). In her capacity as executrix, Mrs. Kraut beneficially owned 369,476 shares of Common Stock during the period such shares were held by the Estate. Personally, Mrs. Kraut continues to own (A) 11,567 shares of Common Stock held directly by Mrs. Kraut and (B) 77,957 shares of Common Stock held by the IRA for Mrs. Kraut's benefit. Mrs. Kraut disclaims beneficial ownership of the shares held by the Estate.

                  (4) Prior to the funding of the Trusts, the Estate was the beneficial owner of an aggregate of 369,476 shares of Common Stock, comprising 7.1% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1).

                  (5) The Family Trust is the beneficial owner of an aggregate of 200,000 shares of Common Stock, which comprises 3.9% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1).

                  (6) The QTIP Trust is the beneficial owner of an aggregate of 169,476 shares of Common Stock, which comprises 3.3% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1). Specifically, the QTIP Trust beneficially owns 54,476 shares of Common Stock and immediately exercisable options to purchase 115,000 shares of Common Stock.

         (b) Dr. Jon Kraut has sole voting and dispositive power over the 109,500 shares, and options to purchase shares, owned directly by him. Dr. Bruce Kraut has sole voting and dispositive power over the 7,796 shares owned directly by him. Mrs. Kraut has sole voting power over the 89,524 shares owned directly by her. In their capacity as co-trustees, Drs. Jon and Bruce Kraut and Mr. Cohen share voting and dispositive power over the shares held by the each of the Trusts. In her capacity as executrix, Mrs. Kraut had sole voting and dispositive power over the shares held by the Estate.

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CUSIP No. 084037 40 7                                       Pages 14 of 16 Pages
--------------------------------------------------------------------------------

         (c) During the past 60 days, none of the Reporting Persons has effected any transactions in the securities of the Issuer except as described herein. Dr. Jon Kraut purchased on the open market, with his personal funds, 500 shares of Common Stock at a price of $3.95 per share on December 26, 2001, 500 shares of Common Stock at a price of $4.60 per share on January 4, 2002, and 1,000 shares of Common Stock at a price of $4.78 per share on January 24, 2002. On January 9, 2002, the 77,957 shares of Common Stock were "rolled-over" into the IRA for the benefit of Mrs. Kraut.

         (d) No person other than the co-trustees of the Trusts have the power to direct the receipt of dividends from, or proceeds from the sale of the securities held by the Trusts, in their absolute discretion. During her lifetime, Mrs. Kraut has the right to receive income from the securities held by the QTIP Trust and, upon written notice, to require the co-trustees of the QTIP Trust to convert any "nonproductive" assets held by the QTIP Trust into "productive" assets. Upon the death of Mrs. Kraut, the children of Irving Kraut then living shall have the right to receive the securities held by the Trusts. Mrs. Kraut disclaims beneficial ownership of any shares held by the Trusts.

         (e) On September 14, 2001, the Estate and Mrs. Kraut ceased to be the beneficial owner of more than five percent of the securities of the Issuer when the shares of Common Stock held by the Estate were transferred to the Trusts in accordance with the terms of the Will.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Other than the Joint Filing Agreement attached hereto as an exhibit, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer to which the any of the Reporting Persons is a party, except as herein described or attached as an exhibit hereto.

Item 7.  Materials to be Filed as Exhibits

         Joint Filing Agreement, dated February 8, 2002, among Drs. Jon and Bruce Kraut, Mr. Cohen, Mrs. Kraut, the Estate, the Family Trust and the QTIP Trust.

              (the remainder of this page intentionally left blank)

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CUSIP No. 084037 40 7                                       Pages 15 of 16 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2002


                                   /s/ Jon M. Kraut, D.M.D.
                                   -------------------------------
                                   Jon M. Kraut, D.M.D.


                                   /s/ Bruce Kraut, M.D.
                                   -------------------------------
                                   Bruce Kraut, M.D.


                                   /s/ Richard Cohen, Esq.
                                   -------------------------------
                                   Richard Cohen, Esq.


                                   /s/ Elinor A. Kraut
                                   -------------------------------
                                   Elinor A. Kraut

                                   ESTATE OF IRVING KRAUT


                                   By: /s/ Elinor A. Kraut
                                       ----------------------------
                                       Elinor A. Kraut, Executrix

                                   IRVING KRAUT FAMILY TRUST


                                   By: /s/ Jon M. Kraut
                                       ---------------------------
                                       Jon M. Kraut, Co-Trustee

                                   IRVING KRAUT Q-TIP TRUST


                                   By: /s/ Jon M. Kraut
                                       ---------------------------
                                       Jon M. Kraut, Co-Trustee

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CUSIP No. 084037 40 7                                        Page 16 of 16 Pages
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                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that this Statement on Schedule 13D with respect to the beneficial ownership of shares of Common Stock, par value $.01 per share, of Berger Holdings, Ltd., a Pennsylvania corporation, is filed jointly, on behalf of each of them.

Dated: February 8, 2002


                                  /s/ Jon M. Kraut, D.M.D.
                                  -------------------------------
                                  Jon M. Kraut, D.M.D.


                                  /s/ Bruce Kraut, M.D.
                                  -------------------------------
                                  Bruce Kraut, M.D.


                                  /s/ Richard Cohen, Esq.
                                  -------------------------------
                                  Richard Cohen, Esq.


                                  /s/ Elinor A. Kraut
                                  -------------------------------
                                  Elinor A. Kraut

                                  ESTATE OF IRVING KRAUT


                                  By: /s/ Elinor A. Kraut
                                      ---------------------------
                                      Elinor A. Kraut, Executrix

                                  IRVING KRAUT FAMILY TRUST


                                  By: /s/ Jon M. Kraut
                                      ---------------------------
                                      Jon M. Kraut, Co-Trustee

                                  IRVING KRAUT Q-TIP TRUST


                                  By: /s/ Jon M. Kraut
                                      ---------------------------
                                      Jon M. Kraut, Co-Trustee